UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 7)

Madison Strategic Sector Premium Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

558268108
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,637,910
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,637,910
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,637,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.25%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 16,450
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 16,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 13,300
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 13,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON Charles F. Seifert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 558268108

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 1,637,910 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 28.25% of the outstanding Shares.

The aggregate purchase price of the 1,637,910 Shares beneficially owned by Karpus Investment Management is approximately $18,696,338, excluding brokerage commissions. All funds that have been utilized in making such purchases are from such Accounts. These Shares have been purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 13,300 Shares beneficially owned by Karpus Fund is approximately $133,408, excluding brokerage commissions. These Shares have been purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 3,150 Shares beneficially owned by the Karpus Family Foundation is is approximately $37,154, excluding brokerage commissions. These Shares have been purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

CUSIP NO. 558268108

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 5,798,291 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2017 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on March 6, 2018.

A ..	Karpus Investment Management

(a)	As of May 10, 2018, Karpus beneficially owned 1,637,910 Shares held in the Accounts.

Percentage: Approximately 28.25%

(b)	1. Sole power to vote or direct vote: 1,637,910
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 1,637,910
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus Investment Management since the previous filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B ..	George W. Karpus

(a)	As of May 10, 2018, George W. Karpus did not directly beneficially own Shares. George W. Karpus may be deemed to beneficially own the 16,450 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -
2. Shared power to vote or direct vote: 16,450
3. Sole power to dispose or direct the disposition: -
4. Shared power to dispose or direct the disposition: 16,450

(c)	George W. Karpus did not have any transactions in the Shares, including through the Karpus Entities, since the previous filing of the Schedule 13D.

C ..	Karpus Fund

(a)	As of May 10, 2018, Karpus Fund beneficially owned 13,300 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -
2. Shared power to vote or direct vote: 13,300
3. Sole power to dispose or direct the disposition: -
4. Shared power to dispose or direct the disposition: 13,300

(c)	Karpus Fund did not have any transactions in the Shares since the previous filing of the Schedule 13D.

D ..	Charles F. Seifert

(a)	As of May 10, 2018, Charles F. Seifert did not beneficially own any Shares.

Percentage: 0.00%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Charles F. Seifert has not entered into any transactions in the Shares since the previous filing of the Schedule 13D.

The Reporting Persons, as members of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 558268108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 11, 2018

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Senior Tax-Sensitive Manager

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND C - GROWTH COMMON STOCK FUND

By:	/s/ Kathleen F. Crane
	Name:	Kathleen F. Crane
	Title:	Chief Financial Officer & Chief Compliance Officer of Karpus Investment Management

/s/ George W. Karpus
George W. Karpus

/s/ Charles F. Seifert
Charles F. Seifert

CUSIP NO. 558268108

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	700 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 558268108

SCHEDULE B

Transactions in the Shares Since the Last Filing.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	4,005	$11.90	5/7/2018
Purchase of Common Stock	5,700	$11.91	5/8/2018
Purchase of Common Stock	28,501	$11.95	5/9/2018
Purchase of Common Stock	21,017	$12.02	5/10/2018